Exhibit 19.1
HURON CONSULTING GROUP INC.
INSIDER TRADING POLICY

(As amended effective October 24, 2024)

The federal securities laws generally prohibit persons who receive or become aware of material nonpublic information about a public company from trading in that company’s securities (known as “insider trading”) or providing material nonpublic information to others who may trade in the company’s securities based on that information (known as “tipping”). Pursuant to these laws, legal liability may be imposed on individuals who trade on Inside Information and, in some circumstances, on the individual’s employer as well. Accordingly, this Insider Trading Policy (the “Policy”) is designed to prohibit insider trading violations by the directors, officers, employees and other related individuals of Huron Consulting Group Inc. (the “Company”) and to provide guidelines to these individuals with respect to transactions in the Company’s securities or securities issued by a client of the Company (“Client”). The Policy (and/or a summary thereof) is to be delivered to all new employees, subcontractors, and independent contractors upon the commencement of their relationships with the Company.

General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Inside Information in securities trading. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of Inside Information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an internet “chat room” or through other social media.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock, convertible notes, debt securities and any other securities the Company may issue from time to time, such as preferred stock and warrants, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. Transactions in these types of securities issued by a Client are also covered by this Policy. This Policy applies to all Covered Persons, as defined below, as well as to any person who receives Inside Information from any Covered Person. Transactions subject to this Policy include purchases, sales, bona fide gifts and charitable contributions (collectively, “trades”), of the Company’s securities and securities issued by a Client.

Key Definitions

1.Covered Person: Any director, officer, other employee, subcontractor and independent contractor of the Company and its subsidiaries as well as members of their immediate families, members of their households, trusts and other estate planning vehicles and entities controlled by such persons.

2.Section 16 Individuals: Certain persons, including directors and executive officers, are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder. The Board of Directors will periodically determine which of the Company’s officers are “executive officers” for purposes of Section 16.

3.Restricted Individuals: Because certain other persons have, or are likely to have, regular or special access to Inside Information in the normal course of their duties, these persons may be subject to additional restrictions on trading securities issued by the Company. The Insider Trading Compliance Officer may designate Restricted Individuals and will notify them that they have been so designated.

4.Inside Information: Material, nonpublic information.

5.Material Information: It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

•Financial results
•Known but unannounced earnings or losses and changes in previously announced earnings guidance
•Execution, termination or deferral of significant contracts or engagements
•New project, product or service announcements of a significant nature
•News of pending or proposed major corporate partnering transactions, joint ventures, mergers or other acquisitions
•News of the disposition of significant assets or lines of business
•Impending bankruptcy or financial liquidity problems
•Patent or other intellectual property milestones
•Changes in dividend policy
•Stock splits
•New equity or debt offerings
•Company repurchases of the Company’s securities
•Significant positive or negative developments in outstanding litigation
•Significant litigation exposure due to actual or threatened litigation
•Regulatory or governmental inquiry or investigation of the Company, its management or employees
•Major changes in senior management or the resignation of key personnel
•Approval or denial of a Client’s product by a government agency
•Significant cybersecurity incidents or breaches
•Any other factors that would cause the Company’s or a Client’s financial results to be substantially different from analyst estimates

Either positive or negative information may be material. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information.

6.Nonpublic information: Information that has not been previously disclosed to the general public and is otherwise not available to the general public is generally considered nonpublic information. For purposes of this Policy and federal securities laws, material nonpublic information does not become public (i.e., no longer “nonpublic”)
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until such information has been disseminated in a manner designed to reach investors generally, and the investing public has had time to absorb the information.

Insider Trading Compliance Officer

The General Counsel of the Company will serve as the Company’s Insider Trading Compliance Officer. In the absence of the General Counsel, the Chief Compliance Officer will act as the Insider Trading Compliance Officer. The duties of the Insider Trading Compliance Officer include the following:

1. Pre-clearing all transactions involving the Company’s securities by Section 16 Individuals and Restricted Individuals (including elections under employee benefit plans relating to the Company’s securities) and reviewing and approving any blind trust agreements or Rule 10b5-1 trading plans in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.

2. Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals.

3. Serving as the designated recipient at the Company of copies of reports filed with the SEC (as defined below) by Section 16 Individuals under Section 16 of the Exchange Act.

4. E-mailing reminders of the dates during certain periods of the year that all directors, officers, and other employees of the Company are prohibited from trading any securities or derivative securities of the Company (“Blackout Period”).

5. Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Form 144, officers and directors’ questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.

6. Providing the Policy and other appropriate materials to new directors, officers, other employees, subcontractors and independent contractors.

7. Assisting the Company in implementation of the Policy.

8. Coordinating with outside counsel regarding compliance activities with respect to Rule 144 requirements and regarding changing requirements and recommendations for compliance with Section 16 of the Exchange Act and insider trading laws to ensure that the Policy is amended as necessary to comply with such requirements.

Trading Restrictions and Requirements

1. General Prohibition Against Trading on Inside Information. No Covered Person shall engage in any transaction involving the Company’s securities, including a purchase, sale, bona fide gift or charitable contribution, during any period commencing with the date that he or she possesses Inside Information concerning the Company, and ending once two full Trading Sessions have elapsed following the date of public disclosure of that information, or at such time as such nonpublic information is no longer nonpublic or material. This restriction also applies to any transactions in securities issued by a Client when a Covered
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Person possesses Inside Information regarding that Client. As used herein, the term “Trading Session” shall mean, on a day on which the NASDAQ Stock Market (“NASDAQ”) is open for trading, the period from the time trading begins until it ends on such day. Therefore, if an announcement is made before the commencement of trading on a Monday, a Covered Person may trade in Company securities starting on Wednesday of the week, as two full Trading Sessions would have elapsed by then (i.e., all of Monday and Tuesday). If the announcement is made on Monday after trading begins, the Covered Person may not trade in Company securities until Thursday. If an announcement is made on Friday after trading begins, the Covered Person may not trade in Company securities until Wednesday of the following week.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction in Company securities, a Covered Person should carefully consider how such person’s transaction may be construed in the bright light of hindsight.

2. Prohibition on Trading During Blackout Period. The period beginning two weeks prior to the end of each quarter and ending once two full Trading Sessions have elapsed following public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that directors, officers, other employees, subcontractors and independent contractors more likely will possess Inside Information about the expected financial results for the quarter during that period. Accordingly, this period of time is referred to as a Blackout Period. All Covered Persons are prohibited from engaging in any transaction involving the Company’s securities during such period. This prohibition includes lump sum purchases of Huron stock under the Stock Ownership Participation Program (“SOPP”). Covered Persons are permitted to make gifts and charitable contributions during a Blackout Period that is in effect so long as the Covered Person obtains advance written approval from the Insider Trading Compliance Officer.

In addition, from time to time Inside Information regarding the Company may be pending. While such information is pending, the Company may impose a special Blackout Period during which the same prohibitions shall apply.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all Covered Persons refrain from engaging in transactions involving the Company’s securities other than during the period (the “trading window”) commencing once two full Trading Sessions have elapsed following public disclosure of the financial results for a particular fiscal quarter or year and continuing until two weeks prior to the end of the next quarter.

From time to time, the Company may also prohibit all or certain Covered Persons from trading securities of the Company because of material developments known to the Company and certain individuals identified by officers of the Company and not yet disclosed to the public. In such event, all such designated Covered Persons may not engage in any transaction involving the Company’s securities and should not disclose to others the fact of such suspension of trading. The Company would re-open the trading window at the beginning of the
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third Trading Session following the date of public disclosure of the information, or at such time as the information is no longer material.

The prohibition against trading during any Blackout Period encompasses the fulfillment of “limit orders” by any broker, and the broker with whom any such limit order is placed must be so instructed at the time it is placed.

Even when the trading window is open, any person possessing Inside Information concerning the Company must not engage in any transactions in the Company’s securities until two full Trading Sessions have elapsed following the disclosure of such information, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all Covered Persons should use good judgment at all times.

3. Pre-clearance of Trades and Enrollment in or changes to Stock Ownership Participation Program by Section 16 Individuals and Restricted Individuals. The Company has determined that all Section 16 Individuals and Restricted Individuals must refrain from trading in the Company’s securities, even during an open trading window, without first complying with the Company’s “pre-clearance” process. This policy also applies to members of the immediate family and households of such persons, trusts or other estate planning vehicles and to entities controlled by such persons. Per the pre-clearance process1, each such person must contact the Company’s Insider Trading Compliance Officer at least two (2) business days prior to (i) commencing any trade in the Company’s securities or (ii) in the case of eligible Restricted Individuals, enrolling in or changing the contribution amount to the Company’s SOPP. Any changes to the amount of payroll deductions to the SOPP are not permitted once a quarterly election has been made until the next open enrollment period. Contributions can only be made through payroll deduction. The Insider Trading Compliance Officer will consult as necessary with senior management of the Company before clearing any proposed trade or SOPP enrollment. Each pre-clearance expires after three (3) trading days (including the day of approval), upon the imposition of a special blackout period by the Company or upon notification that the pre-clearance has been revoked. Section 16 Individuals and Restricted Individuals subject to this pre-clearance requirement remain ultimately responsible for their decisions to trade or enroll. Pre-clearance of a trade or enrollment by the Insider Trading Compliance Officer does not constitute legal advice. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Insider Trading Compliance Officer or any other employee pursuant to this Policy (or otherwise) does not in any way insulate an individual from liability under applicable securities laws.

Any transfer of Huron stock, including gifts, by a Section 16 Individual or Restricted Individual must be pre-approved by the Insider Trading Compliance Officer.

4. Tipping. No Covered Person shall disclose (“tip”) Inside Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of the Company or securities issued by any Client to which such information relates, nor shall such Covered Person make recommendations or express opinions on the basis of Inside Information as to trading in the Company’s securities or securities issued by any Client.

1 Further details on the pre-clearance process are available on iNet.
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5. Short Sales. Short sales of the Company’s stock may evidence an expectation on the part of the seller that the stock will decline in value and, therefore, have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. Pursuant to this Policy, no Covered Person shall engage in a short sale of the Company’s stock. Furthermore, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a “short against the box”).

6. Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the Covered Person is trading based on Inside Information. Transactions in options also may focus the Covered Person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions by Covered Persons in puts, calls or other derivative securities relating to the Company, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions”).

7. Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as the Company’s other shareholders. Therefore, Covered Persons are prohibited from engaging in such transactions.

8. Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Inside Information or otherwise is not permitted to trade in Company securities, Covered Persons are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.
9. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any Covered Person receives any inquiry from securities analysts, other members of the financial community, stockholders or groups or organizations for financial or other information about the Company, the inquiry should be referred to the Chief Financial Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations. Inquiries from the media or the press should be referred to the Company’s designated media contact. .

10. Individual Responsibility. Every Covered Person has the individual responsibility to comply with this Policy against insider trading. A Covered Person may, from time to time, have to forego a proposed transaction in the Company’s securities or securities issued by a Client even if he or she planned to make the transaction before learning of the Inside Information and even though the Covered Person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

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11. Stock Accounts. The Company has determined that all Section 16 Individuals and certain Restricted Individuals designated by the Insider Trading Compliance Officer must hold all of their shares of common stock of the Company through an account held at Fidelity Stock Plan Services, LLC or such other additional persons as may be designated by the Company from time to time.

12. Post-Termination Transactions. The restrictions on trading on the basis of Inside Information contained in this Policy continue to apply to transactions in Company securities or securities issued by any Client even after an individual’s affiliation with the Company has ended. If a Covered Person subject to this Policy is in possession of Inside Information when his or her affiliation with the Company terminates, he or she may not engage in any transaction involving Company securities or the securities issued by any Client until that information has become public or is no longer material.

Applicability of Policy to Inside Information Regarding Other Companies

As noted throughout, this Policy and the guidelines described herein also apply to Inside Information relating to other companies, including the Company’s clients, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on Inside Information regarding the Company’s business partners. All Covered Persons should treat Inside Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

In addition, you are prohibited from engaging in any transaction involving securities issued by a Client while working on an engagement for that Client and for a period of 90 days thereafter.

Exceptions

There are almost no exceptions to the prohibition against insider trading. You simply cannot trade in Company securities or securities issued by a Client while in possession of Inside Information about the Company or the Client. For example, it does not matter that the transactions in question may have been planned or committed to before you came into possession of the Inside Information, regardless of the economic loss that you believe you may suffer as a consequence of not trading. In addition, please remember that there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.

The only exceptions to the Policy are set forth below. Please note that the following are not exceptions from applicable pre-clearance requirements.

1. Stock Option Exercises. The Policy does not apply to the exercise of an employee stock option where you pay the exercise price in cash, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The Policy does apply, however, to any sale of stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

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2. Employee Stock Ownership Participation Program. The Policy does not apply to subsequent purchases of Company stock in the SOPP resulting from your periodic contribution of money to the SOPP pursuant to your previously designated contribution amount. The Policy does apply at the time you elect to participate in the SOPP for any enrollment period, to any change in the amount of your contribution to the SOPP, and to your sales of Company stock purchased or otherwise provided pursuant to the SOPP. Any changes to the amount of payroll deductions to the SOPP are restricted to quarterly open enrollment periods only. As noted above, eligible Restricted Individuals must obtain authorization from the Company’s Insider Trading Compliance Officer prior to enrolling in the Company’s SOPP.

3. Blind Trust Transactions. The Policy does not apply to any transaction executed by a trustee of a blind trust established for the benefit of one or more persons subject to this Policy; provided that (a) the trustee is not a person subject to the Policy, (b) on the date such Company securities are deposited into the blind trust, the beneficiaries who are subject to the Policy are not in possession of Inside Information and are in compliance with the Policy in all respects, (c) the written agreements setting forth the terms of the blind trust are approved by the Insider Trading Compliance Officer prior to the deposit of any Company securities into the blind trust and (d) the Covered Person does not, at any time, provide Inside Information to the trustee. For purposes of this exemption, a “blind trust” is a trust in which the beneficiaries have no control over any transaction executed by the third party trustee; provided that the trust documentation may contain guidelines to be followed by the trustee in connection with the disposition of Company securities.

4. Rule 10b5-1 Trading Plans. The Company’s insider trading policy does not apply to any transaction executed in accordance with a written contract, instruction or plan established by a person subject to this policy in accordance with Rule 10b5-1 under the Exchange Act. The adoption of a Rule 10b5-1 trading plan must be approved by the Insider Trading Compliance Officer prior to entering into a Rule 10b5-1 trading plan.

Potential Criminal and Civil Liability and/or Disciplinary Action

1. Liability for Insider Trading. Pursuant to federal and state securities laws, Covered Persons may be subject to penalties of up to $5,000,000 and up to 20 years in jail for engaging in transactions in the Company’s securities or the securities issued by any Client at a time when they have knowledge of Inside Information regarding the Company or any Client.

2. Liability for Tipping. Liability may also be imposed for improper transactions by any person (commonly referred to as a “tippee”) to whom a Covered Person has disclosed Inside Information regarding the Company or any Client or to whom a Covered Person has made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities or the securities issued by any Client. Both the disclosing person (i.e., the “tipper”) and the tippee can be held liable for violations of this nature. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the trading or when the profits from the trading were small. The SEC, the stock exchanges and the Financial Industry Regulatory Association use sophisticated electronic surveillance techniques to uncover insider trading.

3. Liability of Control Persons. If the Company or its supervisory personnel fail to take appropriate steps to prevent illegal insider trading, they are subject to the following penalties:
a. A civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee’s violation; and
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b. A criminal penalty of up to $2,500,000 dollars.

4. Possible Disciplinary Actions. Covered Persons who violate this Policy may also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment or any consulting or contracting arrangements with the Company. The Company may also refer any violations of this Policy to the appropriate regulatory authority.

Inquiries

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Insider Trading Compliance Officer or the Chief Compliance Officer. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual person.

Certifications

All directors, officers and other employees must certify their understanding of, and intent to comply with, this Policy upon the commencement of their relationship with the Company and annually thereafter. The certification form is attached hereto as Attachment 1.

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ATTACHMENT 1

HURON CONSULTING GROUP INC.
INSIDER TRADING POLICY CERTIFICATION

I certify that:

1. I have read and understand the Company’s Insider Trading Policy as Amended [_____], 2024 (the “Policy”). I understand that the Insider Trading Compliance Officer is available to answer any questions I have regarding the Policy.

2. Since October 12, 2004, or such shorter period of time that I have been a director, officer, other employee, I have complied with the Policy.

3. I will continue to comply with the Policy for as long as I am subject to the Policy.

Signature:

Date:

Print Name:	__________________________________________________

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